Filed by Zeo Energy Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-40927

Subject Company: Heliogen, Inc.
Commission File No. 001-40209

Green | Deals Solar Firm Zeo Buying Heliogen in Bid to Power Data Centers By Mark Chediak May 29, 2025 at 3:00 AM PDT Residential solar company Zeo Energy Corp. is acquiring Heliogen Inc. for $10 million as it tries to position itself to help meet surging demand from data centers. The all - stock transaction would give Heliogen shareholders Zero Energy’s common stock valued at $1.5859 a share, which is subject to an adjustment at closing, the companies said in a statement. While Republicans in Congress are pushing ahead with eﬀorts to gut generous tax credits for the industry, there are still opportunities in this market. Demand for power is soaring with the development of data centers and artiﬁcial intelligence, along with manufacturing and the increasing electriﬁcation of the economy. Zeo Energy, based in Florida, plans to use Heliogen’s technology to build out a division focused on long - duration energy storage for commercial and industrial facilities including artiﬁcial intelligence data centers, said Chief Executive Oﬃcer Tim Bridgewater. California - based Heliogen, which had early backing from Bill Gates, developed a solar power system that concentrates sunlight with mirrors to produce and store heat for later use.

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